Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

NOTICE OF THE ANNUAL GENERAL MEETING

Enclosed is the notice of the annual general meeting (the “AGM”) of XPeng Inc. (the “Company” or “we”), which serves as the notice of the AGM required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at ir.xiaopeng.com.

The AGM will be held on June 27, 2025, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1.

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2024.

2.	To re-elect Mr. Xiaopeng He as an executive Director.

3.	To re-elect Mr. Ji-Xun Foo as a non-executive Director.

4.	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

5.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remunerations for the year ending December 31, 2025.

6.	To consider and approve:

“THAT:

a)

the 2025 share incentive scheme (the “2025 Share Incentive Scheme”), the rules of which are contained in the document marked “A” produced to this meeting and initiated by the chairman of this meeting for identification purpose be and is hereby approved and adopted, subject to and conditional upon (i) The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued and allotted pursuant to any award of option(s) or restricted share unit(s) (collectively, the “Award(s)”) which may be granted under the 2025 Share Incentive Scheme; (ii) the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the American Depositary Shares (the “ADSs”) representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and (iii) the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

b)

the Board or its delegate(s) be and are hereby authorized to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Board or its delegate(s) may consider necessary, desirable or expedient to effect and implement the 2025 Share Incentive Scheme, including without limitation,

(i)	administering the 2025 Share Incentive Scheme and granting Awards to selected participants in accordance with the provisions of the 2025 Share Incentive Scheme;

(ii)

modifying and/or amending the 2025 Share Incentive Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2025 Share Incentive Scheme relating to modification and/or amendment and the requirements of the Hong Kong Listing Rules and applicable laws and regulations;

(iii)

allotting and issuing from time to time such number of Class A Ordinary Shares as may be required to be issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme and subject to the Hong Kong Listing Rules and applicable laws and regulations;

(iv)

making application at the appropriate time or times to the Hong Kong Stock Exchange, for the listing of, and permission to deal in, any Class A Ordinary Shares that may hereafter from time to time be allotted and issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme;

(v)

making application at the appropriate time or times to the New York Stock Exchange, for the listing of, and permission to deal in, any ADSs representing the Class A Ordinary Shares that may hereafter from time to time be allotted and issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme;

(vi)

executing and filing of one or more registration statement(s) on Form S-8 and any and all reports, forms, and other instruments in connection with the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the 2025 Share Incentive Scheme; and

(vii)

consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2025 Share Incentive Scheme.

c)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 10% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution, be and is hereby approved;

d)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to all Service Providers (as defined in the 2025 Share Incentive Scheme) under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 0.5% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution, be and is hereby approved.”

7.	To consider and approve by the Independent Shareholders:

“THAT the grant of 28,506,786 RSUs (representing equal number of underlying Class A Ordinary Shares) to Mr. Xiaopeng He, the chairman of the Board, an executive Director, the chief executive officer and a substantial shareholder of the Company, pursuant to the 2025 Share Incentive Scheme and on the terms and conditions set out in the proxy statement to the shareholders of the Company dated May 12, 2025 be and is hereby approved and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as may be necessary or expedient in order to give effect to the foregoing.”

8.	To consider and approve:

“THAT:

a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, options and awards (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, options and awards during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

c)

the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

any issue of shares under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)

the vesting of any awards granted or to be granted pursuant to the 2019 Equity Incentive Plan, the 2025 Share Incentive Scheme (subject to Shareholders’ approval at the AGM) or any other share schemes or plans of the Company;

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)

a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A Ordinary Shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A Ordinary Shares), to the extent permitted by, and subject to the provisions of the Hong Kong Listing Rules and applicable laws and regulations.”

9.	To consider and approve:

“THAT

a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

10.

To consider and approve that conditional upon the passing of resolutions set out in items 8 and 9, the general mandate referred to in the resolution set out in item 8 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares and/or share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 9, provided that such amount shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 15, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

In order to be eligible to vote and attend this AGM, persons who hold the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 15, 2025; and persons who hold the Company’s Class A Ordinary Shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 15, 2025).

Holders of record of ADSs as of the close of business on May 15, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Class A Ordinary Shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Class A Ordinary Shares before the Shares Record Date.

We encourage shareholders planning to attend the AGM in person to pre-register by sending an email to AGM@xiaopeng.com.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or ADS voting card (for holders of ADSs) (the “ADS Voting Card”) and the proxy statement/circular for further details and instructions. The proxy statement/circular and the proxy form are available for viewing on our website at ir.xiaopeng.com and website of the Hong Kong Stock Exchange at www.hkexnews.hk.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at ir.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk, or by contacting our Investor Relations department at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 25, 2025 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on June 18, 2025 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board XPeng Inc.
Xiaopeng He Chairman

Hong Kong, Monday, May 12, 2025

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only